SEC FILE NUMBER
333-118155

IRS ID NUMBER
33-1095411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

MDwerks, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1020 NW 6th Street, Suite I,
Address of Principal Executive Office (Street and Number)
Deerfield Beach, FL 33442
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are not able to file our  Form 10-K for the year ended December 31, 2008 by the prescribed due date because we will not be able to collect all necessary information to complete our consolidating and consolidated financial statements for the year ended December 31, 2008.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Vincent Colangelo	954	389-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, the Company states as follows:

The Company anticipates it will report revenue of approximately $900,000 for the year ended December 31, 2008 compared to revenue of $577,251 for the year ended December 31, 2007. The Company anticipates it will report a net loss of approximately $13,500,000, including approximately $8,600,000 of non-cash charges for the year ended December 31, 2008 compared to a net loss of $9,882,330, including approximately $5,800,000 of non-cash charges for the year ended December 31, 2007. The increase is primarily due to additional financing costs of approximately $400,000, additional interest expense of approximately $4,000,000 related to increased issuances of convertible preferred stock and an increase in selling, general and administrative expenses of approximately $600,000.  Such increases were slightly offset by an increase in revenue of approximately $300,000.  Results for fiscal 2008 are subject to further review and adjustment.

MDwerks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ Vincent Colangelo
Name: Vincent Colangelo
Title: Chief Financial Officer